UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 10, 2020

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater cements its industry-leading surface mining partnership with DRDGOLD

Johannesburg,10 January 2020: Sibanye-Stillwater is pleased to announce that it has exercised its option to subscribe for additional ordinary shares of DRDGOLD Limited ("DRDGOLD") to attain a 50.1% shareholding in DRDGOLD (the "Option Shares"). The option was exercised on 8 January 2020 in terms of the DRDGOLD option agreement between Sibanye-Stillwater and DRDGOLD, entered into on 22 November 2017 and approved by the DRDGOLD shareholders on 28 March 2018.

The subscription price for each Option Share is R6.46 per share, payable in cash, representing a 22.69% discount to the closing price of R8.35 per DRDGOLD share and a 10% discount to the 30-day volume weighted average traded price of DRDGOLD's shares, on the JSE Limited ("JSE") on the day prior to the date of exercise of the option, being 7 January 2020. The exercise of the option will increase Sibanye-Stillwater's holding in DRDGOLD from 38.05% (265,000,000 shares) to 50.1% (433,158,944 shares).

It is anticipated that the Option Shares will be listed on the JSE on 22 January 2020. DRDGOLD will continue to be listed on the JSE (Ticker code: DRD) with a secondary listing on the NYSE in the form of American depository receipts (Ticker code: DRD).

Commenting on the exercise of the option, Neal Froneman, CEO of Sibanye-Stillwater, said: "By securing the majority holding in DRDGOLD, a leading surface mining and processing company, we continue to create value for all stakeholders in line with our vision. We are thrilled that the value of our initial shareholding has already increased by 147% over 17 months. The DRDGOLD team has a proven track record and has successfully implemented the Far West Rand Recoveries project, having reached its 500 000 tonne per month planned capacity for Phase 1. We look forward to further value creation as DRDGOLD completes its detailed planning and possible implementation of Phase 2".

This is a voluntary announcement by Sibanye-Stillwater as the exercise of the option falls below the 5% threshold of the categorisation of transactions in terms of the JSE Listings Requirements.

Ends.

Contacts:

Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited's (trading as Sibanye-Stillwater) ("Sibanye-Stillwater" or the "Group") financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as "will", "forecast", "potential", "estimate", "expect" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group's Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are cautioned not to place undue reliance on such statements.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 10, 2020

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer